EXHIBIT 99.2

PROFOUND MEDICAL CORP.

INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

JUNE 30, 2021

PRESENTED IN US DOLLARS (000s)

Profound Medical Corp.

Interim Condensed Consolidated Balance Sheets

In USD (000s)

(Unaudited)

	June 30, 2021 $	December 31, 2020 $

Assets

Current assets
Cash	73,771	83,913
Trade and other receivables (note 3)	7,535	7,431
Inventory (note 4)	7,386	5,331
Prepaid expenses and deposits	446	1,067
Total current assets	89,138	97,742

Property and equipment (note 5)	888	859
Intangible assets (note 6)	1,754	1,898
Right-of-use assets (note 7)	1,310	1,424
Goodwill	2,751	2,678

Total assets	95,841	104,601

Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,307	3,382
Deferred revenue	852	358
Provisions	187	195
Other liabilities (note 8)	-	99
Derivative financial instrument	316	450
Lease liabilities (note 9)	407	312
Income taxes payable	-	13
Total current liabilities	4,069	4,809

Deferred revenue	723	1,078
Lease liabilities (note 9)	1,168	1,364

Total liabilities	5,960	7,251

Shareholders’ Equity

Share capital (note 10)	219,056	211,527
Contributed surplus	13,708	11,250
Accumulated other comprehensive loss	1,653	4,567
Deficit	(144,536)	(129,994)

Total Shareholders’ Equity	89,881	97,350

Total Liabilities and Shareholders’ Equity	95,841	104,601

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Loss and Comprehensive Loss

In USD (000s)

(Unaudited)

	Three months ended June 30, 2021 $	Three months ended June 30, 2020 $	Six months ended June 30, 2021 $	Six months ended June 30, 2020 $

Revenue (note 12)
Capital equipment	1,459	426	1,693	1,166
Non-capital - recurring	1,168	600	1,645	1,020
	2,627	1,026	3,338	2,186
Cost of sales (note 13)	1,411	610	1,870	1,328
Gross profit	1,216	416	1,468	858

Operating expenses (note 13)
Research and development	3,419	1,721	6,524	3,832
General and administrative	2,453	1,642	4,585	3,912
Selling and distribution	1,728	993	3,315	1,926
Total operating expenses	7,600	4,356	14,424	9,670

Operating Loss	6,384	3,940	12,956	8,812

Net finance costs/(income) (note 14)	602	1,225	1,502	(1,056)

Loss before taxes	6,986	5,165	14,458	7,756

Income taxes	57	138	84	230

Net loss attributed to shareholders for the period	7,043	5,303	14,542	7,986

Other comprehensive loss
Item that may be reclassified to loss
Foreign currency translation adjustment	(1,929)	(3,998)	(2,914)	4,808
Net loss and comprehensive loss for the period	8,972	9,301	17,456	3,178

Loss per share (note 15)
Basic and diluted loss per common share	0.35	0.33	0.72	0.52

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

In USD (000s)

(Unaudited)

	Number of shares	Share capital $	Contributed surplus $	Accumulated other comprehensive income (loss) $	Deficit $	Total $

Balance – January 1, 2020	11,852,749	100,298	15,076	7,369	(108,372)	14,371

Net loss for the period	-	-	-	-	(7,986)	(7,986)
Cumulative translation adjustment	-	(5,880)	(712)	4,808	-	(1,784)
Exercise of share options	140,282	1,862	(734)	-	-	1,128
Exercise of warrants	752,732	10,429	(2,627)	-	-	7,802
Share-based compensation (note 11)	-	-	1,092	-	-	1,092
Issuance of units from offering (note 10)	3,392,500	36,373	-	-	-	36,373
Balance – June 30, 2020	16,138,263	143,082	12,095	12,177	(116,358)	50,996

Balance – January 1, 2021	20,208,948	211,527	11,250	4,567	(129,994)	97,350

Net loss for the period	-	-	-	-	(14,542)	(14,542)
Cumulative translation adjustment	-	5,056	280	(2,914)	-	2,422
Exercise of share options	40,084	565	(223)	-	-	342
Exercise of warrants	130,036	1,890	(379)	-	-	1,511
Vesting of RSUs	1,234	18	(18)	-	-	-
Share-based compensation (note 11)	-	-	2,798	-	-	2,798
Balance – June 30, 2021	20,380,302	219,056	13,708	1,653	144,536	89,881

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

	Six months ended June 30, 2021 $	Six months ended June 30, 2020 $

Operating activities
Net loss for the period	(14,542)	(7,986)
Adjustments to reconcile net loss to net cash flows from operating activities:
Depreciation of property and equipment (note 5)	229	180
Amortization of intangible assets (note 6)	502	423
Depreciation of right-of-use assets (note 7)	165	149
Share-based compensation (note 11)	2,798	1,092
Interest and accretion expense (note 14)	46	517
Deferred revenue	107	26
Change in fair value of derivative financial instrument	(149)	170
Change in fair value of contingent consideration	-	8
Changes in non-cash working capital balances
Trade and other receivables	56	(393)
Prepaid expenses and deposits	640	551
Inventory	(2,135)	(1,616)
Accounts payable and accrued liabilities	(1,168)	(693)
Provisions	(12)	3
Income taxes payable	(13)	(7)
Foreign exchange on cash	1,188	(1,250)
Total cash used in operating activities	(12,288)	(8,826)

Investing activities
Purchase of property and equipment	(32)	-
Purchase of intangible assets	(313)	-
Total cash used in investing activities	(345)	-

Financing activities
Issuance of common shares	-	39,523
Transaction costs paid	-	(3,150)
Payment of other liabilities (note 8)	(99)	(141)
Payment of long-term debt and interest	-	(9,293)
Proceeds from share options exercised	342	1,128
Proceeds from warrants exercised	1,511	7,802
Payment of lease liabilities (note 9)	(197)	(128)
Total cash from financing activities	1,557	35,741

Net change in cash during the period	(11,076)	26,915
Foreign exchange on cash	934	(649)
Cash – Beginning of period	83,913	14,800
Cash – End of period	73,771	41,066

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Profound Medical Corp.

Notes to Interim Condensed Consolidated Financial Statements

June 30, 2021

In USD (000s)

(Unaudited)

1	Description of business

Profound Medical Corp. (Profound) and its subsidiaries (together, the Company) were incorporated under the Ontario Business Corporations Act on July 16, 2014. The Company is a medical technology Company developing treatments to ablate the prostate gland, uterine fibroids, osteoid osteoma and nerves for palliative pain relief for patients with metastatic bone disease.

The Company’s registered address is 2400 Skymark Avenue, Unit 6, Mississauga, Ontario, L4W 5K5.

2	Summary of significant accounting policies and basis of preparation

Basis of preparation

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS), applicable to the preparation of interim condensed consolidated financial statements, including International Accounting Standards (IAS) 34, Interim Financial Reporting. These interim condensed consolidated financial statements are presented in US dollars and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2020, which were prepared in accordance with IFRS.

The Board of Directors approved these consolidated financial statements on August 4, 2021. These consolidated financial statements comply with IFRS.

The interim condensed consolidated financial statements were prepared on a going concern basis under the historical cost convention, except for the derivative financial instrument and other liabilities which are measured at fair value. Certain current period amounts have been reclassified to conform with the current year presentation.

COVID-19

The COVID-19 outbreak has been declared a pandemic by the World Health Organization. COVID-19 is altering business and consumer activity in affected areas and beyond. The global response to the COVID-19 pandemic has resulted in, among other things, border closures, severe travel restrictions, the temporary shut-down of non-essential services and extreme fluctuations in financial and commodity markets. Additional measures may be implemented by one or more governments in jurisdictions where the Company operates. These measures have caused material disruption to businesses globally, resulting in an economic slowdown. The extent to which COVID-19 and any other pandemic or public health crisis impacts the Company’s business, affairs, operations, financial condition, liquidity, availability of credit and results of operations will depend on future developments that are highly uncertain and cannot be predicted with any meaningful precision, including new information which may emerge concerning the severity of the COVID-19 virus and the actions required to contain the COVID-19 virus or remedy its impact, among others.

(1)

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

Further, from an operational perspective, the Company’s employees, direct sales and marketing teams and distribution partners, as well as the workforce of vendors, services providers and counterparties with which the Company does business, may also be adversely affected by the COVID-19 pandemic or efforts to mitigate the pandemic, including government-mandated shutdowns, requests or orders for employees to work remotely, and other physical distancing measures, which could result in an adverse impact on the Company’ ability to conduct its businesses, including its ability to cultivate adoption of the TULSA-PRO® technology, support clinical customers with the TULSA-PRO® procedures and increase the utilization of the systems and disposable components.

To date, the economic downturn and uncertainty caused by the COVID-19 pandemic and global measures undertaken to contain its spread have affected all of the Company’s operations to some extent and, in particular, have caused volatility in demand for the TULSA-PRO® and SONALLEVE® systems and the disposable components related thereto. This has resulted in a reduction in anticipated sales and led to delays in the Company’s expectations regarding the rate at which agreements for new system user sites will be entered into and when user sites will become operational for the initiation of patient treatments. Despite the COVID-19 pandemic, patient treatments are continuing and Profound continues to identify potential new system user sites. The Company continues to evaluate the current and potential impact of the COVID-19 pandemic on its business, affairs, operations, financial condition, liquidity, availability of credit and results of operations.

In addition, the actual and threatened spread of COVID-19 globally could also have a material adverse effect on the regional economies in which Profound operates, could continue to negatively impact stock markets, including the trading price of the Common Shares, could adversely impact the Company’s ability to raise capital, could cause continued interest rate volatility and movements that could make obtaining financing more challenging or more expensive.

Revenue

The company generates revenue from the lease and sale of medical devices and the sale of certain consumable goods. Capital equipment consists of one-time revenue for the sale of capital equipment including installation fees.  Non-capital – recurring revenue consists of the sale of consumables, lease of medical devices, procedures and services associated with extended warranties.

3	Trade and other receivables

The trade and other receivables balance comprises the following:

	June 30, 2021 $	December 31, 2020 $

Trade receivables	6,894	6,446
Tax receivables	319	774
Other receivables	322	211
Total trade and other receivables	7,535	7,431

(2)

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

Amounts past due represent trade receivables past due based on the customer’s contractual terms. The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables. At June 30, 2021 there were $294 (December 31, 2020 - $695) of trade receivables that were past due but still considered collectible.

4	Inventory

	June 30, 2021 $	December 31, 2020 $

Finished goods	3,862	3,573
Raw materials	3,531	1,774
Inventory provision	(7)	(16)
Total inventory	7,386	5,331

During the three and six month periods ended June 30, 2021, $1,564 and $2,004 (three and six month periods ended June 30, 2020 - $603 and $1,302 respectively) of inventory was recognized in cost of sales. The Company decreased its inventory provision by $6 and $9 during the three and six month periods ended June 30, 2021 (increased for the three and six month periods ended June 30, 2020 - $62 and $165). There were no other inventory writedowns charged to cost of sales during the six month period ended June 30, 2021.

5	Property and equipment

Property and equipment consist of the following:

	Furniture and fittings $	Research and manufacturing equipment $	Leasehold improvements $	Equipment under lease $	Total $

At January 1, 2021
Cost	127	1,068	553	633	2,381
Accumulated depreciation	(115)	(1,068)	(240)	(99)	(1,522)
Net book value	12	-	313	534	859

Six months ended June 30, 2021
Opening net book value	12	-	313	534	859
Additions	-	-	32	204	236
Foreign exchange	(2)	-	9	15	22
Depreciation	(10)	-	(30)	(189)	(229)
Closing net book value	-	-	324	564	888

At June 30, 2021
Cost	40	1,068	591	888	2,587
Accumulated depreciation	(40)	(1,068)	(267)	(324)	(1,699)
Net book value	-	-	324	564	888

(3)

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

6	Intangible assets

Intangible assets consist of the following:

	Exclusive licence agreement $	Software $	Proprietary technology $	Brand $	Total $

As at January 1, 2021
Cost	231	421	3,456	681	4,789
Accumulated amortization	(45)	(59)	(2,328)	(459)	(2,891)
Net book value	186	362	1,128	222	1,898

Six months ended June 30, 2021
Opening net book value	186	362	1,128	222	1,898
Additions	-	313	-	-	313
Foreign exchange	4	16	20	5	45
Amortization	(11)	(62)	(360)	(69)	(502)
Closing net book value	179	629	788	158	1,754

As at June 30, 2021
Cost	231	752	3,456	681	5,120
Accumulated amortization	(52)	(123)	(2,668)	(523)	(3,366)
Net book value	179	629	788	158	1,754

7	Right-of-use assets

Leased premises $

As at January 1, 2021
Cost	1,918
Accumulated depreciation	(494)
Net book value	1,424

Six months ended June 30, 2021
Opening net book value	1,424
Addition	18
Foreign exchange	33
Depreciation	(165)
Closing net book value	1,310

As at June 30, 2021
Cost	1,918
Accumulated depreciation	(608)
Net book value	1,310

The Company leases office premises in Mississauga, Canada, Beijing, China and Vantaa, Finland. These lease agreements are typically entered into for three to ten-year periods.

(4)

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

8	Other liabilities

Contingent consideration $

As at January 1, 2021	99
Amounts paid	(99)
As at June 30, 2021	-

Contingent consideration

The final payment in relation to the contingent consideration was made during the period and no further amounts are owing.

On July 31, 2017, the Company entered into an Asset and Share Purchase Agreement (the agreement) to acquire all of the issued and outstanding shares and certain assets of Royal Philips’ (Philips) Sonalleve MR-HIFU business (Sonalleve). The agreement includes certain contingent consideration payments payable monthly in euro tied to revenue levels of the Sonalleve business summarized as follows:

•	5% of revenue between the date of acquisition and December 31, 2017;

•	6% of revenue during the year ending December 31, 2018;

•	7% of revenue during the years ending December 31, 2019 and 2020; and

•	if total revenues are in excess of a defined amount from the date of acquisition to December 31, 2020, then the Company will be required to pay 7% of revenue from the date of acquisition to December 31, 2019.

9	Lease liabilities

	June 30, 2021 $	December 31, 2020 $

Balance – Beginning of period	1,676	1,836
Additions	15	-
Repayments	(197)	(289)
Foreign exchange	35	58
Interest and accretion expense	46	71
Balance – End of period	1,575	1,676
Less: Current portion	407	312
Long-term portion	1,168	1,364

(5)

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

10	Share capital

Common shares

The Company is authorized to issue an unlimited number of common shares.

Issued and outstanding (with no par value)

	June 30, 2021 $	December 31, 2020 $

20,380,302 (December 31, 2020 – 20,208,948) common shares	219,056	211,527

On July 21, 2020, the Company closed an offering, resulting in the issuance of 3,172,414 common shares at a price of $14.50, for gross proceeds of $46,000 ($42,721, net of transaction costs).

On January 27, 2020, the Company closed an offering, resulting in the issuance of 3,392,500 common shares at a price of $11.65, for gross proceeds of $39,523 ($36,373, net of transaction costs).

Warrants

A summary of warrants outstanding is shown below:

	Number of warrants	Weighted average exercise price C$	Weighted average remaining contractual life (years)

Balance - January 1, 2021	1,223,744	14.45	1.68
Exercised	(130,036)	14.08	1.18
Balance - June 30, 2021	1,093,708	14.38	1.23

11	Share-based payments

Share options

Compensation expense related to share options for the three and six month periods ended June 30, 2021 was $1,552 and $2,632, respectively (three and six month periods ended June 30, 2020 - $638 and $1,092, respectively).

(6)

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

A summary of the share option changes during the period presented and the total number of share options outstanding as at June 30, 2021 are set forth below:

	Number of options	Weighted average exercise price C$

Balance - January 1, 2021	1,522,362	13.97
Granted	568,464	22.21
Exercised	(40,084)	10.11
Forfeited/expired	(28,809)	14.16
Balance - June 30, 2021	2,021,933	16.36

The Company estimated the fair value of the share options granted during the period using the Black-Scholes option pricing model with the weighted average assumptions below. Due to the absence of Company-specific volatility rates for the expected life of the share options, the Company chose comparable companies in the medical device industry.

	March 11, 2021	May 21, 2021	June 17, 2021

Exercise price	C$28.16	C$22.08	C$23.14
Expected volatility	75%	75%	75%
Expected life of options	6 years	6 years	6 years
Risk-free interest rate	1.40%	1.21%	1.14%
Dividend yield	-	-	-
Number of share options issued	12,000	555,464	1,000

The following table summarizes information about the share options outstanding as at June 30, 2021:

Exercise price C$	Number of options outstanding	Weighted average remaining contractual life (years)	Number of options exercisable

2.01 – 4.00	11,300	1.38	11,300
8.01 – 10.00	491,318	6.98	242,305
10.01 – 12.00	138,390	6.93	94,001
12.01 – 14.00	8,300	5.12	8,300
14.01 – 16.00	160,256	6.01	150,598
16.01 – 18.00	536,605	8.92	143,680
20.01 – 22.00	2,400	9.14	-
22.01 – 24.00	566,464	9.78	-
24.01 – 26.00	94,900	9.44	-
28.01 – 30.00	12,000	9.70	-
	2,021,933	8.43	650,184

(7)

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

Long-term incentive plan

Share-based compensation expense related to long-term incentive plan (LTIP) for the three and six month periods ended June 30, 2021 was $149 and $166 (three and six month periods ended June 30, 2020 - $2 and $2, respectively).

A summary of the RSUs changes during the period are set forth below:

Number of RSUs

Balance - January 1, 2021	8,717
Granted	211,500
Vested	(1,234)
Balance - June 30, 2021	218,983

12	Revenue

	Three months ended June 30,
	2021 $		2020 $
	Contracts with customers	Leasing	Contracts with customers	Leasing

Capital equipment	1,459	-	426	-
Non-capital - recurring	1,095	73	536	64
	2,554	73	962	64

	Six months ended June 30,
	2021 $		2020 $
	Contracts with customers	Leasing	Contracts with customers	Leasing

Capital equipment	1,693	-	1,166	-
Non-capital - recurring	1,488	157	925	95
	3,181	157	2,091	95

(8)

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

13	Nature of expenses

	Three months ended June 30, 2021 $	Three months ended June 30, 2020 $	Six months ended June 30, 2021 $	Six months ended June 30, 2020 $

Production and manufacturing costs	1,131	458	1,309	937
Salaries and benefits	3,041	1,893	5,759	4,291
Consulting fees	949	932	2,014	1,872
Research and development expense	684	(29)	1,392	322
Sales and marketing expenses (recovery)	172	72	334	273
Amortization and depreciation	471	374	896	752
Share-based compensation	1,701	597	2,798	1,092
Rent	65	51	133	119
Software/Hardware	123	160	275	266
Insurance	326	307	641	632
Other expenses	348	151	743	442
	9,011	4,966	16,294	10,998

14	Net finance costs

	Three months ended June 30, 2021 $	Three months ended June 30, 2020 $	Six months ended June 30, 2021 $	Six months ended June 30, 2020 $

Change in fair value of contingent consideration (note 8)	-	(3)	-	8
CIBC loan	-	-	-	471
Change in fair value of derivative financial instrument	(128)	194	(149)	170
Lease liability interest expense (note 9)	23	22	45	46
Interest income	(46)	(200)	(94)	(233)
Foreign exchange (gain) loss	753	1,212	1,700	(1,519)
	602	1,225	1,502	(1,057)

(9)

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

15	Loss per share

The following table shows the calculation of basic and diluted loss per share:

	Three months ended June 30, 2021	Three months ended June 30, 2020	Six months ended June 30, 2021	Six months ended June 30, 2020

Net loss for the period	$7,043	$5,303	$14,542	$7,986
Weighted average number of common shares	20,350,149	16,096,990	20,318,601	15,376,114
Basic and diluted loss per share	$0.35	$0.33	$0.72	$0.52

Of the 2,021,933 (June 30, 2020 – 1,538,687) share options, 218,983 (June 30, 2020 – 3,917) RSUs and 1,093,708 (June 30, 2020 – 2,043,747) warrants not included in the calculation of diluted loss per share for the period ended June 30, 2021, 1,743,892 (June 30, 2020 – 2,469,629) were exercisable.

16	Related party transactions

Key management includes the Company’s directors and senior management team. The remuneration of directors and the senior management team was as follows:

	Three months ended June 30, 2021 $	Three months ended June 30, 2020 $	Six months ended June 30, 2021 $	Six months ended June 30, 2020 $

Salaries and employee benefits	315	261	1,136	910
Directors’ fees	53	20	108	44
Share-based compensation	892	396	1,434	709
	1,260	677	2,678	1,663

Executive employment agreements allow for additional payments in the event of a liquidity event, or if the executive is terminated without cause.

17	Segment reporting

The Company’s operations are categorized into one segment, which is medical technology focused on magnetic resonance guided ablation procedures for the treatment of prostate disease, uterine fibroids and palliative pain treatment for patients with metastatic bone disease. The Company sells its products in various countries around the world, the below table shows the entity wide geographic disclosure for revenue based on the location of the legal entity that sold the product.

(10)

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

For the three-months ended June 30, 2021:

	Canada $	USA $	Germany $	Total $

Revenue
Capital equipment	1,021	-	438	1,459
Non-capital - recurring	156	601	411	1,168
	1,177	601	849	2,627

For the six-months ended June 30, 2021:

	Canada $	USA $	Germany $	Total $

Revenue
Capital equipment	1,255	-	438	1,693
Non-capital - recurring	205	828	612	1,645
	1,460	828	1,050	3,338

For the three-months ended June 30, 2020:

	Canada $	Germany $	Total $

Revenue
Capital equipment	426	-	426
Non-capital - recurring	251	349	600
	677	349	1,026

(11)

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

For the six-months ended June 30, 2020:

	Canada $	Germany $	Total $

Revenue
Capital equipment	623	543	1,166
Non-capital - recurring	405	615	1,020
	1,028	1,158	2,186

Other entity wide financial information by geography as at June 30, 2021:

	Canada $	USA $	China $	Germany $	Finland $	Total $

Total assets	90,983	1,035	72	1,351	2,400	95,841
Goodwill and intangible assets	4,505	-	-	-	-	4,505
Property and equipment	704	184	-	-	-	888
Right-of-use assets	1,243	-	28	-	39	1,310

Other entity wide financial information by geography as at December 31, 2020:

	Canada $	USA $	Germany $	Finland $	Total $

Total assets	98,890	456	1,682	3,573	104,601
Goodwill and intangible assets	4,576	-	-	-	4,576
Property and equipment	859	-	-	-	859
Right-of-use assets	1,325	-	-	99	1,424

(12)

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

18	Change in presentation currency

At December 31, 2020, the Company changed its presentation currency from Canadian dollars to United States dollars. The change in presentation currency was made to better reflect the Company's business activities and to improve investor's ability to compare the Company's financial results with other publicly traded businesses in the industry. In making the change to a US dollar presentation currency, the Company followed the guidance in IAS 21, The Effects of Changes in Foreign Exchange Rates (IAS 21) and has applied the change retrospectively as if the new presentation currency had always been the Company's presentation currency. In accordance with IAS 21, the financial statements for all the periods presented have been translated to the new US dollar presentation currency. For comparative balances, assets and liabilities have been translated into the presentation currency at the rate of exchange prevailing at the reporting date, or at the exchange rate prevailing at the date of the transactions. Exchange rate differences arising on translation are taken to other comprehensive loss (income). The Company has presented the effects of the change in the presentation currency below.

	June 30, 2020 USD$	June 30, 2020 CAD$

Assets
Current assets
Cash	41,066	55,964
Trade and other receivables	3,371	4,595
Investment tax credits receivable	176	240
Inventory	4,977	6,782
Prepaid expenses and deposits	428	584
Total current assets	50,018	68,165

Property and equipment	487	663
Intangible assets	1,873	2,552
Right-of-use assets	1,477	2,012
Goodwill	2,501	3,409
Total assets	56,356	76,801

Liabilities
Current liabilities
Accounts payable and accrued liabilities	2,013	2,743
Deferred revenue	755	1,029
Provisions	95	130
Other liabilities	78	107
Derivative financial instrument	358	487
Lease liabilities	254	346
Income taxes payable	4	6
Total current liabilities	3,557	4,848

Deferred revenue	360	491
Provisions	21	29
Lease liabilities	1,422	1,937
Total liabilities	5,360	7,305

Shareholders’ Equity

Share capital	143,082	194,992
Contributed surplus	12,095	16,483
Accumulated other comprehensive loss	12,177	42
Deficit	(116,358)	(142,021)
Total Shareholders’ Equity	50,996	69,496

Total Liabilities and Shareholders’ Equity	56,356	76,801

(13)

Profound Medical Corp.

Interim Condensed Consolidated Statements of Cash Flows

In USD (000s)

(Unaudited)

	Three months ended June 30, 2020 USD$	Three months ended June 30, 2020 CAD$

Revenue
Capital equipment	426	590
Non-capital - recurring	600	831
	1,026	1,421
Cost of sales	610	845
Gross profit	416	576

Operating expenses
Research and development	1,721	2,384
General and administrative	1,642	2,275
Selling and distribution	993	1,376
Total operating expenses	4,356	6,035

Operating Loss	3,940	5,459

Net finance costs	1,225	1,696

Loss before taxes	5,165	7,155

Income taxes	138	193

Net loss attributed to shareholders for the year	5,303	7,348

Other comprehensive loss (income)
Item that may be reclassified to profit or loss
Foreign currency translation adjustment - net of tax	(3,998)	(26)

Net loss and comprehensive loss for the year	9,301	7,322

Loss per share
Basic and diluted loss per common share	0.33	0.46

(14)